Exhibit 99.1

Reference: Itaú Unibanco Holding S.A.

3rd Quarter Result 2017

Announcement to the Market

Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 3rd quarter ending September 30, 2017 are already available at the Investor Relations website (www.itau.com.br/investor -relations).

Conference calls will be held with research analysts on Tuesday, October 31 in English at 10:00 a.m. (Brasília time) and in Portuguese at 11:30 a.m. (Brasília time).

Please find below the Executive Summary for the 3rd quarter 2017.

São Paulo – October 30, 2017.

Alexsandro Broedel Lopes

Investor Relations Officer

Management Discussion & Analysis	Executive Summary

Itaú Unibanco Pro forma Information

As from the second quarter of 2016, Itaú CorpBanca, the company resulting from the merger between Banco Itaú Chile and CorpBanca, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, historical pro forma data of the combined results of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016 will be presented in the Management Discussion & Analysis report.

The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile.

As the historical data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limitations inherent to pro forma information. The historical data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company.

We present below selected pro forma information in order to allow analysis on the same basis of comparison.

In R$ millions (except where indicated), end of period	3Q17	2Q17	3Q16	9M17	9M16
Results
Recurring Net Income	6,254	6,169	5,595	18,599	16,332
Operating Revenues (1)	26,981	27,205	27,950	81,453	82,519
Managerial Financial Margin (2)	16,769	17,385	18,059	51,569	53,266

Performance
Recurring Return on Average Equity – Annualized (3)	21.6%	21.5%	19.9%	21.7%	20.0%
Recurring Return on Average Assets – Annualized (4)	1.7%	1.7%	1.6%	1.7%	1.5%
Nonperforming Loans Ratio (90 days overdue) – Total	3.2%	3.2%	3.9%	3.2%	3.9%
Nonperforming Loans Ratio (90 days overdue) – Brazil	3.8%	3.9%	4.8%	3.8%	4.8%
Nonperforming Loans Ratio (90 days overdue) - Latin America	1.4%	1.2%	1.2%	1.4%	1.2%
Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	246%	243%	204%	246%	204%
Efficiency Ratio (ER) (6)	47.3%	45.7%	48.0%	45.5%	45.5%
Risk-Adjusted Efficiency Ratio (RAER) (6)	63.3%	63.4%	69.6%	63.7%	70.6%
Balance Sheet
Total Assets	1,466,000	1,448,335	1,400,133
Total Credit Portfolio, including Financial Guarantees Provided	539,084	552,350	567,744
Deposits + Debentures + Securities + Borrowings and Onlending (7)	633,145	649,603	656,928
Loan Portfolio/Funding (7)	73.9%	73.9%	75.4%
Stockholders' Equity	123,631	118,379	114,715
Other
Assets Under Administration	938,494	900,543	816,246
Total Number of Employees	96,326	95,065	95,984
Brazil	82,401	81,252	81,737
Abroad	13,925	13,813	14,247
Branches and CSBs – Client Service Branches	4,919	4,955	5,119
ATM – Automated Teller Machines (8)	46,700	46,572	45,859

Highlights as disclosed (Data prior to 2Q16 do not include CorpBanca)

In R$ millions (except where indicated), end of period	3Q17	2Q17	3Q16	9M17	9M16
Highlights
Recurring Net Income per Share (R$) (9)	0.96	0.95	0.86	2.86	2.52
Net Income per Share (R$) (9)	0.93	0.92	0.83	2.79	2.47
Number of Outstanding Shares at the end of period – in thousands (10)	6,504,352	6,498,643	6,530,786	6,504,352	6,530,786
Book Value per Share (R$)	19.01	18.22	17.57	19.01	17.57
Dividends and Interest on Own Capital net of Taxes (11)	6,501	2,467	757	11,438	3,301
Market Capitalization (12)	281,964	239,020	211,632	281,964	211,632
Market Capitalization (12) (US$ million)	89,004	72,251	65,194	89,004	65,194
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	19.5%	18.4%	19.0%	19.5%	19.0%
Common Equity Tier I	16.7%	15.7%	15.7%	16.7%	15.7%
Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (13)	14.6%	13.5%	13.6%	14.6%	13.6%

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of provision for financial guarantees provided; (6) For further details on the calculation methodologies of both Effciency and Risk-Adjusted Effciency ratios, please refer to Non-Interest Expenses section; (7) As detailed on the Balance section; (8) Includes ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs; (9) Calculated based on the weighted average number of outstanding shares for the period; (10) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on September 14, 2016; (11) Interest on own capital. Amounts paid/provisioned, declared and reserved in stockholders’ equity; (12) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (13) In the 2017, takes into consideration the effect of the consolidation of Citibank’s Brazilian retail business, and the investment in XP Investimentos.

Itaú Unibanco Holding S.A.	02

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$6,254 million in the third quarter of 2017 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$6,077 million for the period.

Non-Recurring Events Net of Tax Effects

In R$ millions	3Q17	2Q17	3Q16	9M17	9M16
Recurring Net Income	6,254	6,169	5,595	18,599	16,332
Non-Recurring Events	(177)	(155)	(200)	(455)	(308)

IRB	155	-	-	155	-
∟ Disposal of IRB shares
Goodwill Amortization	(125)	(123)	(120)	(373)	(309)
∟ Effect from the amortization of goodwill generated by acquisitions made by the Conglomerate
Contingencies Provision	(61)	(22)	(80)	(101)	(136)
∟ Recognition of provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980's and early 1990's
Impairment	(137)	(7)	-	(145)	(9)
∟ Adjustment to reflect the realization value of certain assets, mainly related to technology
Program for Settlement or Installment Payment of Taxes	-	-	-	-	12
∟ Effects of our adherence to the Program for the Settlement or Installment Payment of Municipal Taxes
Other	(9)	(2)	-	9	133

Net Income	6,077	6,014	5,394	18,143	16,024
CorpBanca's Pro Forma Consolidation Effects	-	-	-	-	(72)
Net Income as Reported	6,077	6,014	5,394	18,143	16,097

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Managerial Income Statement

We apply in our report management results consolidation criteria that affect only the breakdown of accounts and, therefore, do not affect net income. Additionally, we adjusted the tax effects of the hedges of investments abroad - originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and then reclassified to the financial margin - and non-recurring events. These reclassifications enable us to carry out analyses from the management viewpoint on businesses and are shown in "Disclosure Criteria", on page 46 of this report.

Our strategy for foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects from foreign exchange variations and takes into consideration the impact of all tax effects. We present below the foreign exchange variation of the Brazilian real:

Itaú Unibanco Holding S.A.	03

Management Discussion & Analysis	Executive Summary

3rd quarter of 2017 Income Statement

Operating Revenues Perspective

The Operating Revenues is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

In R$ millions	3Q17	2Q17	Δ	3Q16	Δ	9M17	9M16	Δ
Operating Revenues	26,981	27,205	-0.8%	27,950	-3.5%	81,453	82,519	-1.3%
Managerial Financial Margin	16,769	17,385	-3.5%	18,059	-7.1%	51,569	53,266	-3.2%
Financial Margin with Clients	15,410	15,762	-2.2%	16,310	-5.5%	46,719	48,260	-3.2%
Financial Margin with the Market	1,359	1,623	-16.2%	1,749	-22.3%	4,850	5,006	-3.1%
Commissions and Fees	8,358	8,037	4.0%	7,825	6.8%	24,240	22,971	5.5%
Result from Insurance, Pension Plan and Premium Bonds	1,853	1,783	3.9%	2,067	-10.3%	5,644	6,282	-10.2%
Operations Before Retained Claims and Selling Expenses

Cost of Credit	(3,990)	(4,474)	-10.8%	(5,582)	-28.5%	(13,745)	(19,128)	-28.1%
Provision for Loan Losses	(4,282)	(4,948)	-13.5%	(6,169)	-30.6%	(14,622)	(20,330)	-28.1%
Impairment	(262)	(105)	148.9%	(88)	197.8%	(812)	(627)	29.4%
Discounts Granted	(223)	(254)	-12.4%	(265)	-15.8%	(770)	(932)	-17.4%
Recovery of Loans Written Off as Losses	777	834	-6.8%	939	-17.3%	2,459	2,762	-11.0%
Retained Claims	(320)	(261)	22.8%	(375)	-14.6%	(902)	(1,121)	-19.6%
Operating Margin	22,672	22,471	0.9%	21,993	3.1%	66,806	62,270	7.3%
Other Operating Expenses	(13,505)	(13,218)	2.2%	(14,159)	-4.6%	(39,417)	(39,872)	-1.1%
Non-interest Expenses	(11,818)	(11,551)	2.3%	(12,374)	-4.5%	(34,370)	(34,698)	-0.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,640)	(1,606)	2.2%	(1,648)	-0.5%	(4,850)	(4,680)	3.6%
Insurance Selling Expenses	(47)	(61)	-24.3%	(136)	-65.9%	(197)	(494)	-60.1%
Income before Tax and Minority Interests	9,167	9,253	-0.9%	7,834	17.0%	27,389	22,399	22.3%
Income Tax and Social Contribution	(2,969)	(2,892)	2.6%	(2,191)	35.5%	(8,628)	(5,829)	48.0%
Minority Interests in Subsidiaries	56	(191)	-129.1%	(49)	-214.1%	(163)	(238)	-31.5%
Recurring Net Income	6,254	6,169	1.4%	5,595	11.8%	18,599	16,332	13.9%

Managerial Financial Margin Perspective

In R$ millions	3Q17	2Q17	Δ	3Q16	Δ	9M17	9M16	Δ
Managerial Financial Margin	16,769	17,385	-3.5%	18,059	-7.1%	51,569	53,266	-3.2%
Financial Margin with Clients	15,410	15,762	-2.2%	16,310	-5.5%	46,719	48,260	-3.2%
Financial Margin with the Market	1,359	1,623	-16.2%	1,749	-22.3%	4,850	5,006	-3.1%
Cost of Credit	(3,990)	(4,474)	-10.8%	(5,582)	-28.5%	(13,745)	(19,128)	-28.1%
Provision for Loan Losses	(4,282)	(4,948)	-13.5%	(6,169)	-30.6%	(14,622)	(20,330)	-28.1%
Impairment	(262)	(105)	148.9%	(88)	197.8%	(812)	(627)	29.4%
Discounts Granted	(223)	(254)	-12.4%	(265)	-15.8%	(770)	(932)	-17.4%
Recovery of Loans Written Off as Losses	777	834	-6.8%	939	-17.3%	2,459	2,762	-11.0%
Net Result from Financial Operations	12,780	12,911	-1.0%	12,476	2.4%	37,824	34,138	10.8%
Other Operating Income/(Expenses)	(3,613)	(3,658)	-1.2%	(4,642)	-22.2%	(10,435)	(11,740)	-11.1%
Commissions and Fees	8,358	8,037	4.0%	7,825	6.8%	24,240	22,971	5.5%
Result from Insurance, Pension Plan and Premium Bonds	1,487	1,461	1.8%	1,555	-4.4%	4,545	4,667	-2.6%
Operations
Non-interest Expenses	(11,818)	(11,551)	2.3%	(12,374)	-4.5%	(34,370)	(34,698)	-0.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,640)	(1,606)	2.2%	(1,648)	-0.5%	(4,850)	(4,680)	3.6%
Income before Tax and Minority Interests	9,167	9,253	-0.9%	7,834	17.0%	27,389	22,399	22.3%
Income Tax and Social Contribution	(2,969)	(2,892)	2.6%	(2,191)	35.5%	(8,628)	(5,829)	48.0%
Minority Interests in Subsidiaries	56	(191)	-129.1%	(49)	-214.1%	(163)	(238)	-31.5%
Recurring Net Income	6,254	6,169	1.4%	5,595	11.8%	18,599	16,332	13.9%

Itaú Unibanco Holding S.A.	04

Management Discussion & Analysis	Executive Summary

Main Challenges

Focus on Client

We must further increase the focus on clients, aligned with international best practices not limited to the financial sector, developing products and a “service culture” always focused on client satisfaction throughout all the activities of the bank.

Profitability

Keeping up the profitability level is what allows us to “dream great dreams” and should be the result of our efforts to exceed in all aspects of banking activity, always focused on value creation over time.

People Management

We must continuously improve the existing models so that we distinguish ourselves in people management, with processes being increasingly perceived as fair and meritorious.

Risk Management

We must endeavor our efforts to fully comply with the Risk Appetite guidelines of the Board of Directors. Managing risks is the essence of our activity and a responsibility of all employees.

Internationalization

Moving forward in the internationalization process does not necessarily mean to take activities to new countries, but rather to reach, in the countries we are present in, the same management quality and results we have in Brazil.

Digital Transformation

Speeding up our digital transformation process, continuously increasing the productivity of our IT area and spreading out a digital mindset throughout the bank is essential to maximize effciency and to improve user experience and client’s satisfaction.

Digital Evolution

Technology represents the backbone of our evolution.

The development of more than 1000 APIs (application programming interface), which allow for the creation of an application with 96% reuse; taking part in 100% of the blockchain applications being developed in Brazil to improve the financial market; and the consolidation of a private cloud that already runs dozen applications (internal systems) of the bank are some of the results of this digital transformation.

Our digital transformation takes place through three pillars:

People	Technology	Customer Centricity

Techies are being added up to the traditional professionals.	The technology department became fundamental for creating transformation solutions.	A new philosophy of bank concept. We have adopted a customer- centric strategy.

This evolution has been exponential in the organization: in the last two years only, the presence of techies in Itaú Unibanco has increased 13 times.	Therefore, it is possible to capture the exponential evolution of technologies, increase the frequency of innovations and disruptions and promote shorter delivery cycles.	In this context, information from the interaction of clients with the bank are important inputs for creating products and services to meet their actual needs.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Results

Highlights in the quarter:

•	Managerial Financial Margin with Clients

▼2.2% mainly driven by (i) the effect of the interbank deposit rate decrease, especially in our liabilities margin and working capital, (ii) the impact of the new credit card regulation and (iii) the events occurred in the second quarter that did not repeat: structured operations of the Wholesale segment and gains from commercial derivatives in Latin America operations.

•	Cost of Credit

▼10.8% mainly driven by lower provision for loan losses particularly in Brazil, in the Retail and Wholesale segments, in line with the downward trend in the segments delinquency rate.

•	Commissions and Fees

▲4.0% mainly driven by (i) the increase in revenues from asset management, partly due to the increase in assets under administration and the higher number of business days in the period and (ii) the increase in revenues from credit card fees.

Events in the quarter

Capital Management

In order to effciently manage capital, aiming at creating value to our shareholders, we announced through a Material Fact disclosed on September 26, 2017, that we intend to:

a)   Maintain the practice of paying dividends and interest on capital as a minimum of 35% of net income, however we excluded the maximum limit previously determined at 45%.

b)   Set forth, through the Board of Directors, the total amount to be distributed each year considering (1) the company’s capitalization level, according to rules issued by the Brazilian Central Bank; (2) the minimum Tier I Capital* of 13,5% determined by the Board of Directors (currently at 14.6%*). We highlight that this ratio must be composed of at least 12.0% of Core Capital; (3) the profitability in the year; (4) the expectations of capital use based on the expected business growth, share buyback programs, mergers and acquisitions and regulatory changes that may change capital requirement; and (5) changes in tax legislation.

Therefore, the percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the minimum distribution set forth in the Bylaws.

Total Payout1 simulation to keep Tier I Capital* at 13.5% under different return and growth scenarios

		ROE[3]
		15.00%	17.50%	20.00%	22.50%	25.00%
	5.00%	65 – 70%	70 – 75%	75 – 80%	80 – 85%	85 - 90%
RWA[2]	10.00%	40 – 45%	45 – 50%	50 – 55%	55 – 60%	60 – 65%
Increase	15.00%	25%	25 – 35%	35 – 40%	40 – 45%	45 – 50%

(*) Takes into consideration the full application of BIS III rules, in addition to the impacts from the acquisition of Citibanks’ Brazilian retail business and the minority interest of 49.9% in XP Investimentos.

(1)  Includes total amounts of dividends and share buyback. Simulations include the June 2017 base and Citibank’s Brazilian retail business and the 49.9% minority interest in XP Investimentos transactions;

(2)  Risk-Weighted Assets;

(3)  Return on Equity.

Share Buyback

In the first nine months of 2017, we acquired 37,982,900 non-voting shares of own issue in the total amount of R$1.4 billion, at the average price of R$36.19 per share.

Dividends and Interest on Own Capital

We remunerate our shareholders by means of monthly and complementary payments of dividends and interest on own capital. In the first nine months of 2017, we paid or provisioned R$3.9 billion and reserved R$7.5 billion in stockholder’s equity, of dividends and interest on own capital net of taxes, totaling R$11.4 billion.

Citibank’s Retail Business | Brazil On October 26, 2017 we obtained the final necessary regulatory authorization from BACEN, required for the acquisition of Citibank’s retail business. This transaction adds to our operation R$8.6 billion in assets, of which R$6.2 billion credit portfolio, besides R$4.8 billion in deposits and a base of around 300,000 clients.

With the completion of this phase of the transaction, we reaffirm our commitment to the Brazilian market and the creation of long-term value for our shareholders.

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

Highlights in 3Q17

The decrease in the managerial financial margin with clients was mainly driven by (i) the effect of the interbank deposit rate decrease, especially in our liabilities margin and working capital, (ii) the impact of the new credit card regulation, and (iii) events occurred in the second quarter that did not repeat: structured operations of the Wholesale segment and gains from commercial derivatives in Latin America operations.

The decrease in our financial margin with the market was mainly driven by the impact of the decrease in market rates and indices in our proprietary and structural positions.

Further details on page 14

The decrease in cost of credit for the quarter was mainly due to reductions of R$667 million in provisions for loan losses, in the Retail and Wholesale segments, mainly in Brazil. The impairment charges of corporate securities from the Wholesale segment increased by R$157 million in the quarter.

In the first nine months of 2017, the decrease of R$5,672 million in provisions for loan losses in Brazil was the main driver for the lower cost of credit.

Further details on pages 15-16

Higher commissions and fees for the quarter was mainly driven by (i) the increase in revenues from asset management, partly due to the increase in assets under administration and the higher number of business days in the period and (ii) the increase in revenues from credit card fees.

Compared to the first nine months of 2016, revenues from asset management and current account services were the main drivers for the increase in commissions and fees.

Further details on pages 20-25

The increase in non-interest expenses in the quarter is mainly driven by (i) higher personnel expenses, mainly driven by higher provisions for labor claims, partially offset by lower expenses on terminations; (ii) higher operating expenses, especially the increased provisions for civil claims and higher expenses on brands and commissions from credit cards, and (iii) higher expenses in Latin America, mainly due to the refund of a fine paid to SBIF (Superintendencia de Bancos e Instituciones Financieras de Chile) in the second quarter of 2017. Administrative expenses decreased, mainly in expenses on third-party services.

Further details on pages 26-27

Further details on page 27

¹ Result from insurance operations include the result from insurance, pension plan and premium bonds, net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

Highlights in 3Q17

Credit Portfolio with Financial Guarantees Provided and Corporate Securities

In R$ billions, end of period	3Q17	2Q17	Δ	3Q16	Δ
Individuals	179.9	179.4	0.3%	182.5	-1.4%
Credit Card Loans	57.2	56.4	1.4%	55.7	2.6%
Personal Loans	26.0	25.9	0.3%	27.9	-6.9%
Payroll Loans [1]	44.6	44.8	-0.5%	45.6	-2.3%
Vehicle Loans	13.9	14.1	-1.5%	15.9	-12.7%
Mortgage Loans	38.3	38.3	0.1%	37.3	2.5%
Companies	223.7	235.2	-4.9%	244.2	-8.4%
Corporate Loans	164.6	175.4	-6.2%	183.4	-10.3%
Very Small, Small and Middle Market Loans [2]	59.1	59.8	-1.2%	60.8	-2.8%
Latin America	135.5	137.7	-1.6%	141.0	-3.9%
Argentina	7.0	6.7	4.2%	7.0	0.0%
Chile	89.4	90.4	-1.1%	91.1	-1.8%
Colombia	25.8	26.5	-2.7%	29.0	-10.9%
Paraguay	5.7	6.0	-3.9%	5.9	-3.5%
Panama	0.8	0.9	-7.8%	1.2	-29.0%
Uruguay	6.7	7.2	-6.6%	6.8	-1.6%
Total with Financial Guarantees Provided	539.1	552.3	-2.4%	567.7	-5.0%
Corporate Securities [3]	36.1	35.0	3.2%	37.3	-3.3%
Total with Financial Guarantees Provided and Corporate Securities	575.2	587.3	-2.1%	605.1	-4.9%

Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	575.2	583.0	-1.3%	601.8	-4.4%

Total Brazil with Financial Guarantees Provided and Corporate Securities	439.6	449.6	-2.2%	464.0	-5.3%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, CRI and Commercial Paper. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size.

Further details on pages 29-30

It remained stable in the quarter compared to the previous quarter. Compared to the same period in 2016, it recorded a decrease mainly due to lower delinquency in Brazil.

In Brazil, there was a reduction compared to the previous quarter and to September 2016, driven by lower delinquency rates in individuals, very small, small and middle-market companies and corporate.

In Latin America, the increase in the quarter was driven by the very small, small and middle market segment, both in Chile and Colombia.

Further details on pages 17-18

This increase in the coverage ratio, which reached 246% in September 2017, was mainly driven by the decrease in the portfolio of overdue loans in the period.

This coverage ratio level is not only a result of overdue loans, but also of our provision model for potential loan losses.

The expanded coverage ratio³ remained at 100%, showing that the provisions are enough to cover the balance of renegotiated operations and the loans overdue for over 90 days.

Further details on pages 17-18

The NPL Creation, which is the volume of loans that became overdue for more than 90 days in the quarter, was lower compared to the previous quarter, mainly in the Retail segment in Brazil, which decreased in the quarter.

In the Wholesale segment - Brazil, the NPL Creation also decreased, reaching its lowest level since March 2014.

The combination of the reductions in Brazil resulted in the lowest NPL Creation level since March 2014.

Further details on pages 17-18

¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue.

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

2017 Forecast

We kept unchanged the ranges of our 2017 forecast

	Consolidated [1]	Brazil [1,2]

Total Credit Portfolio [3]	From 0.0% to 4.0%	From -2.0% to 2.0%

Financial Margin with Clients [4] (ex-Impairment and Discounts Granted)	From -4.2% to -0.8%	From -5.2% to -1.8%

Cost of Credit [5]	Between R$15.5 bn and R$18.0 bn	Between R$13.5 bn and R$16.0 bn

Commissions and Fees and Result from Insurance Operations [6]	From 0.5% to 4.5%	From 0.0% to 4.0%

Non-Interest Expenses	From 1.5% to 4.5%	From 3.0% to 6.0%

1)	Considers USD-BRL rate at R$ 3.50 in Dec-17;
2)	Includes units abroad ex-Latin America;
3)	Includes financial guarantees provided and corporate securities;
4)	Financial Margin with Clients evolution also considers the Discounts Granted reclassification in 2016;
5)	Includes Result from Loan Losses, Impairment and Discounts Granted;
6)	Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses;

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are diffcult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	09